

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Allan Marshall
Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

> **Re: Upexi, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2025**
> **File No. 333-287525**

Dear Allan Marshall:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 3

1.   The prospectus summary should provide a brief overview of the key aspects of the offering. Refer to Regulation S-K, Item 503(a). We note your summary is limited to a discussion of your consumer products business; however, your recent press releases and investor presentations highlight that "the majority of value" is to come from a new treasury strategy that is enabled by the "smaller" nature of your consumer products operations. Accordingly, please revise the summary to reflect recent events and your strategy for creating value. Please also update your risk factors section to discuss the material risks associated with your new treasury strategy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Campitiello, Esq.